October 5, 2007	Darren K. DeStefano

T: (703) 456-8034
VIA EDGAR AND HAND DELIVERY	ddestefano@cooley.com

Michael McTiernan, Esq.

Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.

Registration Statement on Form S-11

(File No. 333-145294)

Dear Mr. McTiernan:

On behalf of DuPont Fabros Technology, Inc. (“DuPont Fabros” or the “Company”), we are transmitting for filing one copy of Pre-effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-11, File No. 333-145294 (the “Registration Statement”), marked to show changes from Pre-effective Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on September 18, 2007.

The Amendment is being filed in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) by letter dated September 28, 2007, with respect to the Registration Statement (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Prospectus

Our Portfolio Summary, page 6

1.	We note your response to comment 8. Please revise the table to reflect annualized rents based on amounts of rent actually being paid as of the date of the table. With respect to future contractual rent increases, please disclose these in a footnote or separate table.

In response to the Staff’s comment, the Company has revised the disclosure appearing in footnote (5) on pages 6 and 84, in addition to conforming changes appearing on pages 89, 90 and 92.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 5, 2007

Page Two

2.	Please revise footnote 5 to clarify whether the “other rents” described in footnote 6 are included in the annualized rent figures in the table.

In response to the Staff’s comment, the Company has revised the disclosure appearing in footnote (5) on pages 6 and 84, in addition to conforming changes appearing on pages 89, 90 and 92.

3.	We note your response to comment 9 and your disclosure regarding the additional property revenues generated from your management fee. Please also disclose for each property the annual non-reimbursable property-level expenses, including property taxes and insurance.

The Company respectfully advises the Staff that the triple-net terms of its leases provide for the escalation of substantially all property-level expenses, including property taxes and insurance, beginning on lease commencement.

This Offering, page 15

4.	In the first bullet, please break out the proceeds that will be used to repay indebtedness and the proceeds that will be used to pay related development and leasing costs.

In response to the Staff’s comment, the Company has revised the disclosure appearing on pages 15 and 48.

We will be required to issue OP units..., page 41

5.	We note your response to comment 49, but it appears to contradict the risk factor on page 41 which states that you have committed to issue OP units to Messrs. du Pont and Fateh in return for the contribution of their contractual rights to acquire the Santa Clara land. Please clarify in your next amendment.

In response to the Staff’s comment, the Company has revised the risk factor on page 41 to clarify that Messrs. du Pont and Fateh will be receiving only cash for their contractual interest in this property.

Dividend Policy, page 49

6.	We note your response to prior comment 21. Please revise the table to eliminate the dot leader after “Estimated cash flows used in investing activities” as it appears this line item will not include a figure. In addition, please include an underscore under “(207)” and fill in the calculation of “Total estimated cash flows used in investing activities” which appears to be “(207)” based on your current calculations.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 50.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 5, 2007

Page Three

Leasing Arrangements, page 74

7.	Please disclose the annual escalation amounts under the terms of the lease that expires on September 17, 2009.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 74 and 113.

Structure and Formation of Our Company, page 117

8.	Please describe the “valuation factors” you used to determine the relative values of the assets.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 118.

Relationships, page 160

9.	We note your response to comment 45. Please disclose the specific services provided in connection with the financial advisory fee.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 159.

10.	Please clarify your disclosure related to Growth Management Advisors. In particular, please disclose whether they are affiliates of an underwriter in the offering and, if so, please specify the services performed and the compensation paid. If not, please advise us why they are referenced in the underwriting section.

In response to the Staff’s comment, the Company has revised the disclosure appearing on page 163 to delete the reference to Growth Management Advisors.

Exhibits

11.	On October 4, 2007, the Staff issued the following verbal comment concerning the Company’s form of tax opinion: clarify that counsel is relying on certain “factual” representations made in the Company’s officer’s certificate to be issued in connection with the opinion.

In response to the Staff’s comments, the Company has filed a revised form of tax opinion with this Amendment.

*******

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

October 5, 2007

Page Four

Please fax any additional comment letters concerning the Amendment to (703) 456-8100 and direct any further questions or comments concerning the Amendment or this response letter to either the undersigned at (703) 456-8034 or Geoffrey M. Ossias, Esq., of this office, at (703) 456-8108.

Very truly yours,

/s/ Darren K. DeStefano, Esq.

Darren K. DeStefano, Esq.

cc:	Lammot J. du Pont, DuPont Fabros Technology, Inc.
Hossein Fateh, DuPont Fabros Technology, Inc.
Steven G. Osgood, DuPont Fabros Technology, Inc.
John H. Toole, Esq.
Geoffrey M. Ossias, Esq.
Daniel M. LeBey, Esq.
Stuart A. Barr, Esq.
Angela McHale, Esq.

ONE FREEDOM SQUARE RESTON TOWN CENTER 11951 FREEDOM DRIVE RESTON VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM